UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported)**: April 12, 2007**

<u>Fresh Harvest Products, Inc.</u>
(Exact name of registrant as specified in its charter)

New Jersey	**000-24189**	**33-1130446**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

280 Madison Avenue, Suite 1005	
New York, NY	**10016**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(212) 889-5904**

N/A

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02 Termination of a Material Definitive Agreement.

On April 12, 2007, Fresh Harvest Products, Inc. ("Fresh Harvest" or the "Company") received a facsimile letter from Platinum Funding Services LLC ("Platinum"), dated April 12, 2007 ("Termination Notice"), notifying the Company that it elected, pursuant to the provisions therein, to terminate the factoring agreement between the Company and Platinum. This agreement was one of a number of agreements entered into on January 2, 2007 by the parties (collectively, the "Factoring Arrangement Documents") in furtherance of establishing a factoring arrangement whereby Platinum was to provide funding to the Company though the purchase of the Company's accounts receivable and the utilization of letters of credit. In addition to the factoring agreement, the Factoring Arrangement Documents include a: funding agreement, personal performance guarantees, right of set-off and a security agreement. For more detailed description of the Factoring Arrangement Documents, please see the Company's Current Report of Form 8-K filed on February 1, 2007.

The Termination Notice indicated that the election to terminate was based upon the Company's failure, for a period of forty-five (45) days, to deliver any accounts receivable for Platinum to purchase. It further stated that the Company and its guarantors are liable for a no delivery fee as set forth in the factoring agreement. On April 13, 2007, the Company issued a letter to Platinum wherein it agreed with Platinum's position that the agreement is terminated (the "Termination Acknowledgement Letter"). However, in said letter, the Company informed Platinum that its position was that the no delivery fee was not applicable because of the Company's belief that Platinum mishandled a letter of credit transaction related to the factoring arrangement between the parties. The Company believes that its position regarding the no delivery fee will prevail. However, in the event that a payment of a no delivery fee is required, the Company estimates that its maximum liability thereunder will be approximately $7,500.

Other than the possibility of a no delivery fee payment, the termination of the factoring agreement will void any responsibilities and liabilities by the parties to each other. Furthermore, the Company believes that the termination of the factoring agreement virtually terminates the entire factoring arrangement with Platinum and the related documents.

A copy of the Platinum's Termination Notice is attached to this report as Exhibit 99.1 and is incorporated into this Item 1.02 by reference. Similarly, a copy of Fresh Harvest's Termination Acknowledgement is attached to this report as Exhibit 99.2 and is also incorporated into this Item 1.02 by reference. The foregoing descriptions of the Termination Notice and Termination Acknowledgement are qualified in each's entirety by reference to the full text of each exhibit, respectively.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description
99.1	Platinum's Termination Notice (April 12, 2007)
99.2	Fresh Harvest's Termination Acknowledgement (April 13, 2007)

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Harvest Products, Inc.

By: /s/ Michael Jordan Friedman

Date: April 17, 2007

Michael Jordan Friedman
President, Chief Executive Officer and
Chairman of the Board of Directors

Exhibit 99.1



PLATINUM
funding group

Platinum Funding Services LLC
A Division of Platinum Funding Group, LLC

April 12, 2007

Mr. Michael Jordan Friedman
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, New York 10016

      RE: Factoring Agreement by and between
              Fresh Harvest Products, Inc. ("Fresh Harvest")
              and Platinum Funding Services LLC ("Platinum")
              dated as of January 2, 2007 (the "Factoring
              Agreement")

Dear Mr. Friedman:

      This letter will serve as written notice as provided for in the Factoring Agreement that Platinum hereby elects, pursuant to paragraph 9B of the Factoring Agreement, to terminate the Factoring Agreement based upon the failure by Fresh Harvest, for a period of forty five (45) days, to deliver any Accounts Receivable to Platinum for purchase.

      Please note that Fresh Harvest and the guarantors are liable for the No Delivery Fee as set forth in the Factoring Agreement.

                Very truly yours,

                PLATINUM FUNDING SERVICES LLC

                By: William T. Rooney
                      William T. Rooney, President

Exhibit 99.2



Wings of Nature™
A division of Fresh Harvest™ Products, Inc.
980 Madison Avenue, Suite 1005
New York, NY 10016
Office 212-889-5904
Fax 212-889-5731
www.freshharvestproducts.com

*connecting
people and nature
through food™*

April 13, 2007

Mr. William T. Rooney
130 West 42nd St 26th Floor
New York, NY 10036

Re: Factoring Agreement

Dear Mr. Rooney,

We are in agreement that the factoring arrangement between the parties should be formally terminated. However, Fresh Harvest's interpretation of the no delivery fee as per 9A and 9B of the factoring agreement is that said fee is not applicable. As a result of the issues that Platinum and Fresh Harvest had with the Letter of Credit ("LOC"), we were reluctant to deliver accounts receivables to Platinum pursuant to the factoring agreement.

I was quite surprised to see your reference to a "no delivery fee" since Platinum has never given Fresh Harvest any bills for monies (related to factoring) that Platinum believes it is owed by Fresh Harvest.

Based upon the circumstances of the LOC transaction, Fresh Harvest also feels that the no delivery fee is not applicable since it was believed that once the LOC transaction was completed, Fresh Harvest and Platinum were going to mutually part ways.

If you disagree with our position, please provide a detailed statement and explanation of the amount of the no delivery fee.

Regards,

Michael